UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 26, 2017 (July 25, 2017)

InfoSonics Corporation

(Exact name of registrant as specified in its charter)

Maryland	001-32217	33-0599368
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification
of incorporation)		No.)

3636 Nobel Drive, Suite #325, San Diego, CA 92122
(Address of principal executive offices)

Registrant’s telephone number, including area code: (858) 373-1600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.                                          Entry into a Material Definitive Agreement

Merger Agreement

On July 25, 2017, InfoSonics Corporation (the “Company”) entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, Cooltech Holding Corp. (“Cooltech”), and the Company’s wholly-owned subsidiary, InfoSonics Acquisition Sub, Inc. (“Merger Sub”), pursuant to which Cooltech will merge with and into the Merger Sub (the “Merger”), with Cooltech surviving as a wholly-owned subsidiary of InfoSonics. The Merger Agreement provides that the Company will issue an aggregate of 62.5 million shares of its common stock in exchange for all of the outstanding capital stock of Cooltech.  Following the Merger, the former stockholders of Cooltech will hold approximately 85% of the Company’s common stock and the Company has agreed to cause three of its directors to resign and to appoint three Cooltech nominees to the Board of Directors, such that three of the Company’s four directors will be nominees of Cooltech. The Merger and the transactions contemplated thereby are subject to a number of customary closing conditions, including approval of the Merger Agreement and the Merger by the Company’s stockholders. Stockholders of the Company will be asked to vote on the adoption and approval of the Merger Agreement and the Merger at a special meeting of stockholders to be called by the Company.

The Company has also agreed that the special committee of the Company’s board of directors will not change its recommendations with respect to the Merger, and that the Company will not enter into any agreement relating to an alternative acquisition proposal, except upon the terms and subject to certain limited conditions set forth in the Merger Agreement.

The Merger Agreement contains certain termination rights for both the Company and Cooltech, including, among other things, in the event that the Merger is not consummated on or before December 31, 2017. In addition, if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, including by the Company in order to enter into an agreement with respect to an alternative acquisition proposal in accordance with the terms of the Merger Agreement, the Company will be required to pay Cooltech a termination fee in the amount of $ 1 million

The Merger Agreement also contains an agreement from Cooltech that by August 3, 2017 Cooltech, or its assignee, will purchase from the Company 2.5 million shares of Company common stock at a price of $0.40 per share in cash and warrants exercisable into 2.5 million additional shares of Company common stock with an exercise price of $0.484 per share (a 10% premium to the closing bid price of Company common stock on the NASDAQ Capital market on July 24, 2017).  The approximately $1 million of proceeds from this offering will be used by the Company to cover costs associated with the Merger.  Cooltech also agreed that by August 3, 2017 it or its assignee will enter into a purchase agreement to purchase from the Company an additional 4.375 million shares of Company common stock and warrants to purchase an equal number of shares under the same terms, contingent upon receipt of stockholder approval of such issuance in accordance with Nasdaq rules. The proceeds from such sale will be escrowed pending receipt of stockholder approval and the closing of the merger.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company, Cooltech or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or Cooltech. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Cooltech or any of their respective subsidiaries, affiliates or businesses.

Item 5.02.Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Subject to the closing and effectiveness of the Merger, the Merger Agreement provides that all officers of the Company and three of the four directors of the Company will resign.

Item 5.03.Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 25, 2017, the Company’s Board of Directors amended the Company’s Bylaws (the “Bylaws”) by adding a new Article IX thereto.  The amendment was adopted in order to opt out of the Maryland Control Share Acquisition Act (Title 3, Subtitle 7 of the Maryland General Corporation Law) with respect to any acquisition of the Company’s capital stock in connection with the Purchase Agreement.

Item 8.01Other Information.

Voting Agreement

On July 25, 2017, concurrently with the execution of the Merger Agreement, Joseph Ram, the Company’s President and Chief Executive Officer entered into a voting agreement (the “Voting Agreement”) with Cooltech, solely in his individual capacity as a holder of Company common stock and not in any other capacity, pursuant to which, among other things Mr. Ram agreed that he will vote his shares of Company common stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, unless the special committee of the Company’s board of directors withdraws its recommendation with respect to the Merger Agreement and the Merger in accordance with the terms of the Merger Agreement.  Pursuant to the Voting Agreement, Mr. Ram made certain representations and warranties with respect to his shares of Company common stock.

The Voting Agreement automatically terminates upon the earliest of:

(i)	the time at which the Merger become effective;
(ii)	the date on which the Merger Agreement is terminated in accordance with its terms; and
(iii)	any Adverse Recommendation Change made by the Special Committee (as such terms are defined in the Merger Agreement).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where To Find It

The Merger will be submitted to the stockholders of each of the Company for their consideration. The Company will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement/prospectus of the Company.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by InfoSonics free of charge by directing a request to Vernon A. LoForti, Vice President and Chief Financial Officer, InfoSonics Corporation, 3636 Nobel Drive, Suite 325, San Diego, CA  92122, vern.loforti@infosonics.com; Phone: 858-373-1675.

Participants in the Solicitation

The Company, Cooltech, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Company stockholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Company stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about the Company’s executive officers and directors in its Annual Report on Form 10-K, as amended, filed with the SEC on March 10, 2017 and April 27, 2017

Item 9.01.Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of July 25, 2017, by and among Cooltech Holding Corp., InfoSonics Corporation and InfoSonics Acquisition Sub, Inc.
99.1	Voting Agreement, dated as of July 25, 2017, by and among a Stockholder of InfoSonics Corporation and Cooltech Holding Corp.

*Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. We hereby undertake to supplementally provide copies of any omitted schedules to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

InfoSonics Corporation

/s/ Vernon A. LoForti
Vernon A. LoForti
Date:	July 26, 2017	Chief Financial Officer